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                                                                    EXHIBIT 12.1

                         Equity Office Properties Trust
                       Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)


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
                                                         For the                  For the
                                                       Three Months             Three Months
                                                          Ended                    Ended
                                                      March 31, 2001          March 31, 2000
                                                      --------------          --------------
Income before allocation to minority interests,
     income from investment in unconsolidated
     joint ventures, net gain on sales of
     real estate, extraordinary items and
     cumulative effect of a change in
     accounting principle                               $   136,991             $   101,679
                                                        -----------             -----------
Plus Taxes                                                    1,517                      46
                                                        -----------             -----------
Plus Fixed Charges:
    Interest expense                                        157,940                 100,532
    Capitalized interest                                      5,027                   5,143
    Loan amortization cost                                    1,326                   1,377
                                                        -----------             -----------
                Fixed charges                               164,293                 107,052

Plus preferred distributions, net                            10,884                  10,697
                                                        -----------             -----------
Subtotal fixed charges and preferred
   distributions, net                                       175,177                 117,749
Plus amortization of capitalized interest                       224                     181
Plus distributed income of investments in
     unconsolidated joint ventures                           23,315                   3,671
Less preferred distributions, net                           (10,884)                (10,697)
Less capitalized interest                                    (5,027)                 (5,143)
                                                        -----------             -----------
Earnings                                                $   321,313             $   207,486
                                                        ===========             ===========
Fixed Charges:
Interest expense                                        $   157,940             $   100,532
Capitalized interest                                          5,027                   5,143
Loan amortization cost                                        1,326                   1,377
                                                        -----------             -----------
 Fixed Charges                                              164,293                 107,052
Preferred distributions, net                                 10,884                  10,697
                                                        -----------             -----------
Subtotal fixed charges and preferred
   distributions, net                                   $   175,177             $   117,749
                                                        ===========             ===========
Ratio of earnings to fixed charges                              1.8                     1.8
                                                        ===========             ===========
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